As filed with the Securities and Exchange Commission on March 23, 2007

Registration No. 333-9472

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

_______________________

POST-EFFECTIVE AMENDMENT NO. 2 TO THE

FORM F-6
REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares Evidenced by American Depositary Receipts

EMBRATEL PARTICIPAÇÕES S.A.

 (Exact name of issuer of deposited securities as specified in its charter)

Embratel Holding Company

(Translation of issuer's name into English)

Federative Republic of Brazil

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK

(Exact name of depositary as specified in its charter)

One Wall Street

 New York, N.Y.  10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

__________

The Bank of New York

ADR Division

One Wall Street, 29th Floor

New York, N.Y.  10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Peter B. Tisne, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, N.Y.  10271

(212) 238-3010

It is proposed that this filing become effective under Rule 466

[X] immediately upon filing

[ ] on ( Date ) at ( Time ).

If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

EXPLANATORY NOTE

The offering made under this Registration Statement has been terminated.  Accordingly, the Registrant hereby deregisters all remaining American Depositary Shares previously registered by this Registration Statement that have not been issued.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item 1.

Description of Securities to be Registered

Cross Reference Sheet

Location in Form of Receipt

Item Number and Caption

Filed Herewith as Prospectus

1.

Name and address of depositary

Introductory Article

2.

Title of American Depositary Receipts and

Face of Receipt, top center

identity of deposited securities

Terms of Deposit:

(i)

The amount of deposited securities represented

Face of Receipt, upper right corner

by one unit of American Depositary Receipts

(ii)

The procedure for voting, if any,

Articles number 15 and 16

the deposited securities

(iii)

The collection and distribution of

Articles number 12, 14 and 15

dividends

(iv)

The transmission of notices, reports

Articles number 11, 15 and 16

and proxy soliciting material

(v)

The sale or exercise of rights

Articles number 13 and 14

(vi)

The deposit or sale of securities

Articles number 12, 14 and 17

resulting from dividends, splits

or plans of reorganization

(vii)

Amendment, extension or termination

Articles number 20 and 21

of the deposit agreement

(i)

Rights of holders of American Depositary

Article number 11

Receipts to inspect the transfer books of the

depositary and the list of holders of American

Depositary Receipts

(ix)

Restrictions upon the right to deposit

Articles number 2, 3, 4, 6 and 8

or withdraw the underlying securities

(x)

Limitation upon the liability

Articles number 13, 18 and 21

of the depositary

3.

Fees and Charges

Articles number 7 and 8

Item 2.

Available Information

Public reports furnished by issuer

Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.

Exhibits

a.

Form of Amended and Restated Deposit Agreement, dated as of June 16, 2003, among Embratel Participações S.A., The Bank of New York, as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Receipts issued thereunder. - Filed previously.

b.

Form of side letter, dated as of June 16, 2003 from the Depositary to Embratel Participações S.A. relating to pre-release activities.  – Filed previously.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) and (b) above.

d.

Opinion of Sullivan & Cromwell, counsel for the Depositary, as to legality of the securities to be registered. – Filed previously.

e.

Certification under Rule 466.  - Filed herewith as Exhibit 5.

Item 4.

Undertakings

(a)

The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)

If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on  March 23, 2007.

Legal entity created by the agreement for the issuance of American Depositary Receipts for shares of Embratel Participações S.A.

The Bank of New York,

As Depositary

By: /s/ Joanne F. DiGiovanni

Name:  Joanne F. DiGiovanni

Title:    Vice President

Pursuant to the requirements of the Securities Act of 1933, Embratel Participações S.A. has caused this Post-Effective Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in Rio de Janeiro, the Federative Republic of Brazil, on March 23, 2007.

Embratel Participações S.A.

By: /s/ Carlos Henrique Moreira

Name:  Carlos Henrique Moreira

Title:  Chief Executive Officer

By: /s/ Isaac Berensztejn

Name:  Isaac Berensztejn

Title:  Chief Financial Officer & Investor Relations Officer

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacities indicated on March 23, 2007.

/s/ Carlos Henrique Moreira

Chief Executive Officer

Carlos Henrique Moreira

Chairman of the Board of Directors

/s/ Isaac Berensztejn

Chief Financial & Accounting Officer

Isaac Berensztejn

/s/ José Formoso Martínez

Vice-Chairman of the Board of Directors

José Formoso Martínez

/s/ Dilio Sergio Penedo

Director

Dilio Sergio Penedo

___________________________________

Director

Maria Silvia Bastos Marques

/s/ Alberto de Orleans e Bragança

Director

Alberto de Orleans e Bragança

___________________________________

Director

Joel Korn

___________________________________

Director

Oscar Von Hauske Solis

/s/ Donald J. Puglisi

Authorized Representative in the United States

Donald J. Puglisi

INDEX TO EXHIBITS

Exhibit Number	Exhibit

5	Certificate under Rule 466.